787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 5, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Equity Trust Inc.

(Securities Act File No. 333-195247, Investment Company Act File No. 811-04700)

Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Equity Trust Inc. (the “Fund”), please find responses to written comments provided by Laura E. Hatch of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) on May 13, 2014, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

Prospectus

Risk Factors and Special Considerations

(1) Comment: Under the heading, “Derivative Transactions,” the disclosure states, “the Fund may participate in certain derivative transactions.” If investing in derivatives is a principal investment strategy of the Fund, please list the types of derivatives in which the Fund may invest. In addition, please ensure that the disclosure accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/ investment/guidance/ici073010.pdf).

Response: The Fund confirms that the Fund’s disclosure accurately describes the Fund’s use of derivatives and their risks.

(2) Comment: Under the heading, “Swap Agreements,” the disclosure states that the Fund may enter into credit default swaps. Please verify that the Fund will cover the full notional value of any credit default swap written.

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August 5, 2014

Response: The Fund hereby confirms that it does not write credit default swaps and has no current intention of doing so in the near future. The Fund confirms that in the event it were to write a credit default swap it would cover the full notional value of the credit default swap.

(3) Comment: If the Fund engages in transactions involving total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Fund acknowledges that it must “set aside” (often referred to as “asset segregation”) liquid assets, or engage in other SEC or Staff-approved measures, to “cover” open positions with respect to certain kinds of derivative instruments. The Fund will modify its asset segregation policies in the future if necessary to comply with any changes in the positions from time to time published by the SEC or its Staff regarding asset segregation.

Management and Fees

(4) Comment: The disclosure states, “the Investment Adviser will waive that portion of its management fee on the incremental assets attributable to the leverage for that series of preferred stock to mitigate the negative impact of the leverage on the common shareholder’s total return.” If this fee waiver is voluntary, please state that and include that it may be terminated at any time by the adviser. Please make these changes elsewhere in the registration statement as necessary.

Response: The Fund confirms that the fee waiver is voluntary. The disclosure has been revised to indicate that this fee waiver was voluntarily undertaken by the Fund’s investment adviser and will remain in effect as long as the Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred are outstanding.

Summary of Fund Expenses

(5) Comment: In the Shareholder Transaction Expenses section of the Fee Table there is a line item for “Preferred Stock Offering Expenses Borne by the Fund (as a percentage of net assets attributable to common stock).” This expense does not appear to be a sales load. Please explain why this expense is included in the Shareholder Transaction Expenses section instead of the Annual Expenses section of the Fee Table.

Response: This expense is included in the Shareholder Transaction Expenses section because it is a one-time expense that is expected to be borne by the common shareholders of the Fund in an offering of preferred stock, as opposed to an ongoing annual expense of the Fund.

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August 5, 2014

(6) Comment: Footnote (3) to the fee table states, “Assumes net assets of $334.1 million in liquidation preference of fixed and auction rate preferred....” Should the amount be $534 million?

Response: The amount should be $534.1 million. The requested change has been made.

(7) Comment: In the paragraph preceding the expense example, the disclosure states, “The following example illustrates the expenses (including the maximum estimated sales load of $10 and estimated offering expenses of $0.97 from the issuance of $300 million in common stock) you would pay on a $1,000 investment in common stock.” The example should reflect all costs to common shareholders, including those costs due to an offering of preferred shares.

Response: The requested change has been made. The estimated offering expenses number has been revised to reflect the issuance of $200 million of preferred stock.

(8) Comment: For both expense examples (with and without the dividends on preferred stock), using the numbers in the fee table, it appears as though the expenses should be higher than those shown. Please ensure that all shareholder transaction expenses and all annual expenses are included in the calculation of the expense examples.

Response: The expense examples have been updated to reflect the issuance of $200 million of preferred stock.

Subscription Rights

(9) Comment: The disclosure states, “We may issue subscription rights to holders of our.... (ii) preferred stock to purchase common or preferred stock....” Please explain to us the legal basis for issuing subscription rights to preferred stock holders to purchase common stock. See Rule 415(a)(1)(x) under the Securities Act of 1933. Additionally, please explain how a subscription rights offering issued to preferred shares to purchase common shares complies with Section 23(b) of the 1940 Act.

Response: The disclosure cited in this comment states in full: “We may issue subscription rights to holders of our (i) common stock to purchase common or preferred stock or (ii) preferred stock to purchase common or preferred stock (subject to applicable law).” We are not aware of any prohibition on issuing subscription rights to holders of preferred stock to purchase common stock. Section 23(b)(1) does not prohibit the issuance of subscription rights to holders of preferred stock to purchase common stock in certain instances, such as in the following examples. If the common stock is issued pursuant to the exercise of subscription rights by preferred stockholders at a price at or above the Fund’s current net asset value (exclusive of any distributing commission or discount) then Section 23(b) of the 1940 Act would be inapplicable to the offering. In addition, Section 23(b)(1) of the 1940 Act provides an exception that would allow the Fund to issue common stock at a price below the Fund’s current net asset value (exclusive of any distributing commission or discount) in connection with an offering to the holders of one or more classes of its capital stock. By its terms, Section 23(b)(1) recognizes that common stock can be issued in offerings to classes of “capital stock” other than common stock, and capital stock includes preferred stock. Consequently, the Fund could issue subscription rights to holders of its preferred stock to purchase common stock at a price below

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net asset value (exclusive of any distributing commission or discount). In addition to a good faith determination by the directors that the offering would result in a net benefit to existing stockholders, a transferable rights offering to purchase common stock at a price below net asset value would meet the following guidelines: (i) the offering fully protects stockholders’ preemptive rights and does not discriminate among stockholders (except for the possible de minimis effect of not offering fractional rights); (ii) management uses its best efforts to ensure an adequate trading market in the rights for use by stockholders who do not exercise such rights; and (iii) the ratio of the offering does not exceed one new share for each three rights held.1 Section 18(d) also does not operate to limit rights offerings to holders of the type of security to be issued in the offering. Section 18(d) permits the Fund to issue a “security” by means of rights issued to one or more classes of the Fund’s “security holders” with no requirement that the holders of the rights be holders of the “securities” obtained through exercise of the rights.

With regard to the other point raised, we believe the issuance of subscription rights to holders of preferred stock to purchase common stock is consistent with Rule 415(a)(1)(x). Rule 415(a)(1)(x) under the 1933 Act provides, in relevant part, that “[s]ecurities may be registered for an offering to be made on a continuous or delayed basis in the future[; p]rovided, [t]hat [t]he registration statement pertains only to: [s]ecurities registered (or qualified to be registered) on Form S-3 . . . which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant . . . .” In no-action letters issued to Pilgrim America Prime Rate Trust2 and Nuveen Virginia Premium Income Municipal Fund,3 the Staff took the position that it would not recommend enforcement action to the SEC if the applicants, which were registered closed-end investment companies, made offerings of securities under Rule 415(a)(1)(x). In Nuveen, the Staff took the position that the relief permitting closed-end fund offerings under
Rule 415(a)(1)(x) applies equally to any securities, provided the closed-end fund would otherwise be eligible under the instructions to Form S-3 to conduct the type of offering it seeks to undertake.4 We believe the Fund satisfies the Nuveen letter’s conditions.

The Fund is organized as a Maryland corporation. The Fund’s 5.875% Series D Cumulative Preferred Stock, Series G Cumulative Preferred Stock, and 5.00% Series H Cumulative Preferred Stock (collectively, the “Fixed Rate Preferred Stock”) and its common stock are registered under Section 12(b) of the 1934 Act. The Fund’s common stock has been listed and traded on the NYSE since the Fund’s inception and each series of Fixed Rate Preferred Stock has been listed and traded on the NYSE since its inception. The Fund files with the SEC all information required of it under the 1934 Act and the 1940 Act, including Forms N-CSR and N-Q, and has filed all such reports on a timely basis over the last 12 calendar months. The Fund has never failed to pay a dividend or sinking fund installment on its outstanding preferred stock; or defaulted on any installment or installments on indebtedness for borrowed money, or on any rental on one or more long term leases. General Instruction I.B.4 of Form S-3 permits the registration on Form S-3 of securities to be offered upon the exercise of outstanding rights

[1]	See Association of Publicly Traded Investment Funds, SEC No-Action Letter (Aug. 2, 1985).
[2]	SEC No-Action Letter (May 1, 1998) (“Pilgrim”).
[3]	SEC No-Action Letter (Oct. 6, 2006) (“Nuveen”).
[4]	See Nuveen, Staff response letter at note 1.

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granted by the issuer of the securities to be offered, if such rights are granted on a pro rata basis to all existing security holders of the class of securities to which the rights attach. Any subscription rights granted to a class of the Fund’s preferred stock to which the rights attach would be granted on a pro rata basis. Rule 14a-3(b) under the 1934 Act does not require an investment company registered under the 1940 Act to include any information in its most recent annual report. However, the Fund’s most recent annual report, for the fiscal year ended December 31, 2013, included the information required by Form N-CSR. All rights holders can access information about the Fund through corporate communications and 1934 Act and 1940 Act reports. In the past 12 calendar months, the Fund provided to its common and preferred stockholders all information required by Items 401, 402 and 403 of Regulation S-K that registered closed-end investment companies are required to disclose under the 1934 Act and 1940 Act, including in the proxy statement for the Fund’s annual stockholders meeting and the Fund’s filings on Forms N-CSR and N-Q. The aforementioned information required to be disclosed by the Fund under the 1934 Act and/or 1940 Act provides a steady stream of high quality information about the Fund. As a result, the Fund can use a shelf registration statement to issue subscription rights to its preferred stockholders to purchase common stock.

Prospectus Supplements

(10) Comment: The prospectus supplement for a preferred stock offering and the prospectus supplement for a subscription rights offering to purchase preferred stock appears to discuss only terms and risks of fixed rate preferred stock. However, it states in the prospectus that the offering may be for fixed rate preferred stock or variable rate preferred stock. Please also include the terms and risks of variable rate preferred stock in these prospectus supplements.

Response: The Fund does not currently intend to engage in an offering of auction rate preferred stock (defined in the prospectus as “Auction Rate Preferred Stock”). All references to future offerings of Auction Rate Preferred Stock have been removed from the Prospectus.

Form N-CSR

(11) Comment: In the notes to the financial statements on page 21, the disclosure concerning the Fund’s use of equity futures contracts does not meet the disclosure requirements of FASB ASC 815. In future shareholder reports, please include the required disclosure, such as: information that would enable users to understand the volume of the activity in the derivative instruments, each instrument’s primary underlying risk exposure (interest rate, credit, etc.), the location and fair value amounts of derivative instruments reported in the statement of assets and liabilities, and the location and amount of the gains and losses on derivative instruments reported in the statement of operations.

Response: The Fund has noted the Staff’s position in this regard and the Fund intends to address the Staff’s concerns in future shareholder reports.

General

(12) Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

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August 5, 2014

Response: The Fund acknowledges that the Staff may have additional comments to a pre-effective amendment to the Registration Statement.

(13) Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Fund has not submitted and does not expect to submit an exemptive application or no-action letter in connection with the Registration Statement.

(14) Comment: Response to this letter should be in the form of an amendment. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response: The Fund has filed its response to the Staff’s letter in the form of an amendment and has indicated where no change has been made in response to a comment.

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Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,
/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Equity Trust Inc.
Agnes Mullady, The Gabelli Equity Trust Inc.
Andrea Mango, Esq., The Gabelli Equity Trust Inc.
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP